U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

check  box
Form  10-KSB  [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [X]   Form N-SAR

                    For  Period  Ended:  September  30,  2002
                                      -------------
                    [  ]  Transition  Report  on  Form  10-K
                    [  ]  Transition  Report  on  Form  20-F
                    [  ]  Transition  Report  on  Form  11-K
                    [  ]  Transition  Report  on  Form  10-Q


[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  ________________________

Read  Instruction  (on  back page) Before Preparing Form, Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. |

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full  Name  of  Registrant:

Dstage.com,  Inc.

Former  Name  if  Applicable

Address of Principal Executive Office (Street and Number) 1600 Broadway, Suite 2400 Denver, CO 80202 City, State, Zip Code

PART  II  -  RULES  12b-25  (b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed -- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant is in the process resolving accounting matters related to the valuation of prepaid services and purchased technology and, as a result, is unable to complete its financial statements without unreasonable effort or expense.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Frank  Maresca                         303              542-1802
----------------------------   -----------------   ---------------
     (Name)                       (Area  Code)       (Telephone  No.)


(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x]Yes  [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ x ]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of significant change in results of operations from the corresponding period for the last fiscal year:

The following anticipated significant change in results of operations from the corresponding period for the last fiscal year is presented:


GENERAL  AND  ADMINISTRATIVE

                              CUMULATIVE        THREE                          NINE
                                DURING       MONTHS ENDED                  MONTHS ENDED
                             DEVELOPMENT     SEPTEMBER 30,                 SEPTEMBER 30,
                                STAGE      2002       2001    % CHANGE    2002       2001     % CHANGE
------------------------------------------------------------------------------------------------------------
General and Administrative  $1,993,938  $317,919  $  70,004  354.14%  $1,316,400  $ 154,409  752.54%

General and administrative expenses consist primarily of professional services, insurance, telephone, occupancy, travel and compliance related expenses. The large increase in general and administrative expenses for three and nine months ended September 30, 2002, compared to the three and nine months ended September 30, 2001, is primarily due to expensing deferred compensation for Concept

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Affiliate  agreements  secured in 2001.  For the nine months ended September 30,
2002, expensing deferred compensation accrued under these agreements accounted for approximately 62%, or $822,608, of our general and administrative expenses for the period. Similarly, prepaid Concept Affiliate services expensed during the nine months ended September 30, 2002 accounted for approximately 16%, or $205,120 of our general and administrative expenses for the nine months ended September 30, 2002. Approximately 15%, or $200,000 of our general and administrative expenses for the nine months ended September 30, 2002 consisted of an investment banking fee. While this fee was intended to cover a period of 12 months, the Company elected to expense the entire amount, as no significant financing had materialized from the agreement as of September 30, 2002. The remaining 7% is composed primarily of compliance related expenses. Compliance related expenses include legal, accounting and other charges related to filing our reports with the Securities and Exchange Commission. Of the $1,316,400 we expensed under the general and administrative caption for the nine months ended September 30, 2002, 78% or $1,027,728 were prepaid for using our common stock, $200,000 or 15%, require payment to our shareholders in common stock, and $88,672 or 6.7% require settlement in cash. We plan to utilize more professional services from our officers, directors and Concept Affiliates in the remaining quarter of 2002.


                                Dstage.com, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November  15,  2002                    By:  /s/  Frank  Maresca
                                                        CEO

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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